## Contact

www.linkedin.com/in/joshua-resnikoff-b97b807 (LinkedIn)

## Top Skills

Precision Medicine

Genomics

Health Plans

## Publications

Mesenchymal Stem Cells Ability to Generate Traction Stress in Response to Substrate Stiffness is Modulated by the Changing Extracellular Matrix Composition of the Heart During Development.

# Joshua Resnikoff

CEO @ TMA Precision Health | AI-enabled precision medicine for every health plan
Somerville, Massachusetts, United States

## Summary

My experience as a father who spent years searching for answers to my son's rare disease drove me to build a company that ends the diagnostic odyssey for families like mine, using AI to bring precision care to health plans and through them to the patients who need it most. With deep roots in biotech—from Harvard's Wyss Institute to scaling startups—I'm now focused on one mission: making sure no family has to fight this battle alone.

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## Experience

**TMA - Precision Healthcare**
Chief Executive Officer
August 2018 - Present (6 years 11 months)
Boston, MA

Health plans use TMA to find the hidden high-cost patients inside their claims, and pay us to deliver precision treatment insights.

We reduce the genetic disease patient odyssey from 7 years to 12 weeks.

**Cuppow**
Founder, Co-CEO
January 2012 - January 2019 (7 years 1 month)
Somerville, MA

Cuppow is an American company that grew out of a need to develop everyday products that would help us decrease our own eco-footprint; we have been committed to that ideal from the outset, and seek to achieve it along every part of our process. Our flagship Cuppow product - the original drinking lid adaptor for canning or mason jars - allows people to up-cycle an everyday item into an eco-friendly travel mug, and we bring this same intention into all of our products by designing for utility and simplicity. Our products utilize BPA and phthalate free food-grade recycled plastic as part of our ongoing commitment to divert as much needless waste as possible from the landfill.

This project, started with mechanical engineer Aaron Panone, has been featured on Core77, Kottke, Reddit, Notcot, Bon Appetit, Prolly Is Not Probably, Boston Inno, Treehugger, Apartment Therapy, Uncrate, the Oprah blog, and the Urban Outfitters blog. Our decentralized and automated-systems approach to running a manufacturing and retail business has allowed us to stay extremely lean; we are able to maximize profitability without sacrificing employee capital.

## B Lab
B Corp Ambassador
April 2015 - December 2018 (3 years 9 months)

Serve as a volunteer Ambassador for the B Corp movement, helping other companies understand how they can use BUSINESS as a force for good, and providing insight and guidance on the B Corp certification process.

## Emulate, Inc.
Director of Business Development
April 2016 - April 2018 (2 years 1 month)
Boston, MA

## The Simply Co.
Co-Owner
October 2015 - April 2017 (1 year 7 months)
Brooklyn, NY

Here at The Simply Co. we strive to make the most sustainable cleaning products ever. All of our ingredients will ALWAYS be listed on our packaging. On top of that, with every single decision we make we will consider the health of our homes, our bodies, and the environment.

Lots of love and loads of laundry!

## Goodnip
Owner
January 2014 - January 2017 (3 years 1 month)
Somerville, MA

At Goodnip our goal is to provide you and your cat the premier quality and widest selection of legally available catnip strains. We believe you deserve accurate information to ensure the best nip experience for your cat. From the daily nipper to the first timer, we'll help you find the nip that's right.
Check us out at Goodnip.com

## Labconscious
### Cofounder and Contributing Editor
October 2014 - September 2016 (2 years)

Labconscious is an open community that allows scientists from all disciplines to ask questions, exchange ideas, and highlight ways that we can decrease the environmental footprint of basic research. We (are scientists and we) get it: in our common pursuit of advancing scientific knowledge, assays must be run, reagents consumed and biohazard bags filled. Many of our methods produce significant waste, and we believe that simple changes in our lab practice can reduce our impact and better our planet. We are here to make a better world through better labs.

## Wyss Institute for Biologically Inspired Engineering
### Research Assistant IV
February 2012 - February 2015 (3 years 1 month)
Boston, MA

Extensive experience in mammalian and human cell culture, microfluidic device fabrication and application, and creative solutions / approaches to biomedical engineering challenges. Currently working on the Organs-on-Chips Liver Model in a long-term effort to decrease the reliance on animal models, decrease the time and cost for drug discovery, and increase the relevance for in-vitro predictive human modeling.

## Tufts University
### Graduate Researcher
August 2009 - January 2012 (2 years 6 months)

Master's Thesis: A novel in vitro cell culture platform for directing mesenchymal stem cell differentiation toward early cardiac lineage
Research Advisor: Dr. Lauren Black, III
Committee Members: Dr David Kaplan and Dr Gordon Huggins
Developed a hydrogel platform incorporating isolated ECM with tunable mechanical properties
Assessed directed differentiation by interrogating for lineage-specific markers
Mentored three undergraduates and was a teaching assistant for a graduate seminar; Assisted in rapid-prototype production of microfluidic platforms
Finished products for commercial sale

## Edge Embossing LLC
### Technician
August 2009 - December 2010 (1 year 5 months)

Medford, MA

Embossed parts for clients

Troubleshot design issues

General laboratory duties

## MIT
Technical Research Assistant
December 2007 - August 2009 (1 year 9 months)
Bhatia Lab

Optimized and fabricated microfluidic platform for culturing murine embryonic stem cells

Developed custom microscope incubator for long-term culture and video capture

Endpoint assays and image analysis for presentation

## Microbia Precision
Research Technician
July 2007 - December 2007 (6 months)

Assisted in yeast-based product synthesis

Produced reagents and media for multiple areas of research

Managed the stock room and ordered supplies for researchers

## University of Vermont
Research Technician
January 2007 - May 2007 (5 months)

## Vermont Cancer Research Center
Research Technician
February 2004 - June 2004 (5 months)

Cultured multiple mammalian cell lines

Immunohistochemistry and flow cytometry analysis of anti-mitogenic factors

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# Education

## Tufts University
Masters of Science, Biomedical Engineering · (2009 - 2011)

## University of Vermont
Bachelors of Science, Biomedical Technology · (2002 - 2007)

St Paul's School

 · (1995 - 1999)